Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

On July 24, 2008, CME Group posted a video to its Website. The following is a transcript of that video.

Stuart Varney, Co-Anchor:

Profits rose for the CME Group in the second quarter. The parent ‘a the world’s largest derivatives exchange reported earnings before the bell this morning and they beat the Street. We’re joined now by Craig Donohue, CME Group’s chief executive, from the exchange in Chicago.

Sir, welcome to the program and congratulations, well done.

Craig Donohue, Chief Executive Officer, CME Group:

Thank you, good morning, thank you.

Varney:

Would you have raised your profit level if the politicians had their way and if they made trading in derivatives a bit more difficult, more costly than it is now?

Donohue:

Well, ‘a course, you know, we have, um, a lot of emphasis right now on the role of speculators in the market, but I think, in general, we’re making good progress. I think people understand that these hedging and risk transfer markets can only exist successfully with, uh, speculators, and I think they understand that ours are well-regulated markets with a lot…

Varney:

So…

Donohue:

…of transparency.

Varney:

…Craig, do, do you think, Craig, you can head ‘em off? You can—do you think you can stop really fundamental reform of the, the speculators in the marketplace?

Donohue:

You know, I think, if you look at the thrust of the legislation that is out there, it’s mostly focused on the lack of transparency and reportability of trading positions in the over-the-counter markets and in the foreign markets. And so I do think that we’ll be successful in working with the Congress to introduce legislation that’ll be, you know, appropriately tailored for those purposes.

Varney:

I understand that you got the three billion dollars that you wanted—that you need, in fact—to complete your, uh, to secure the purchase of, of NYMEX. That money, you got it, right?

Donohue:

That’s right. We have committed financing and that’s just one more milestone towards the successful completion of that transaction. As you know, we have the Department of Justice, uh, clearance to proceed without conditions, we have the effectiveness of our registration statement. We scheduled the vote for August 18th, and with the new revised agreement that we announced last Friday, I think we’re well position to succeed.

Varney:

So, you’re going to—well, you’ve already got the world’s largest derivatives exchange. Now you’re going to get NYMEX, that’s virtually a done deal now that you’ve got the money. What kind of behemoth are you creating here, Craig?

Donohue:

Well, you have to realize that we’re competing in a very dynamic and global environment. And, ‘a course, while it’s true that we’re getting larger, so are our competitors. You know, we’ve had transatlantic mergers of exchanges, um, we’ve got a tremendous amount of growth now occurring by exchanges into the much larger—in fact, five times larger—and fast-growing, over-the-counter derivative markets, and we think we’re well positioned. You know, we’ve got great technology, broad customer relationships, and, of course, central counterparty clearing services that really provide additional avenues of growth for CME group.

Varney:

If the price of some of the underlying securities and commodities that you deal in, if it comes down and stays down, and there’s less volatility, I take it that the expansion of the derivatives marketplace, the number of contracts traded, that would also contract, wouldn’t it?

Donohue:

Well, I don’t think so. Um, I love that question, because, if you look at the history of our growth in more recent years, say, for example, the last seven or eight years, what you would find is that, you know, we’ve had higher-than-average growth rates despite lower volatility. You know, of course, in the last year, we’ve seen increased volatility, but for much of the last seven or eight years and prior to a year ago, we actually had historically low equity market volatility and relatively low volatility measures in other product categories as well. And so the growth is really more a phenomenon of, you know, increased sophistication, you know, awareness about derivatives for hedging and risk transfer purposes, globalization, electronic trading and many other things.

Varney:

Well, Craig, you’ve beat the Street, the stock market loves it, your stock is up twenty bucks a share. Congratulations, we appreciate you being with us.

Donohue:

Thank you.

Varney:

Thank you, sir.

Donohue:

Thank you very much, my pleasure.

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Additional Information

Forward Looking Statements:

This video may contain forward-looking information regarding CME Group Inc. (“CME Group”) and NYMEX Holdings, Inc. (“NYMEX Holdings”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME Group and NYMEX Holdings, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME Group’s and NYMEX Holdings’ management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; uncertainty of the expected financial performance of CME Group following completion of the proposed transaction; CME Group may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected; the integration of NYMEX Holdings with CME Group’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Item 1A of NYMEX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and additional updates to these risks contained in our Quarterly reports. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov/ or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this video. Except for any obligation to disclose material information under the Federal securities laws, CME Group and NYMEX Holdings undertake no obligation to release publicly any revisions to any forward- looking statements to reflect events or circumstances after the date of this video.

Important Merger Information

In connection with the merger transaction involving CME Group and NYMEX Holdings, CME Group has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2008 containing a definitive joint proxy statement/prospectus. This video is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME Group and NYMEX Holdings have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME Group or NYMEX Holdings because they contain or will contain important information about the proposed transaction. The definitive prospectus/proxy statement and other documents filed or to be filed by CME Group with the SEC are or will be available free of charge at the SEC’s Web site ( http://www.sec.gov/ ) or from CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000 or NYMEX Holdings, Inc., Attention: Investor Relations, at One North End Avenue, World Financial Center, New York, New York 10282, (212) 299-2000.

CME Group and NYMEX Holdings and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CME Group and NYMEX Holdings shareholders in respect of the proposed transaction. Information regarding CME Group and NYMEX Holdings’ directors and executive officers is available in their respective proxy statements for their 2008 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.